Exhibit 99.2

October 5, 2020

To:
British Columbia Securities Commission

Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission,
Office of the Superintendent of Securities Service Newfoundland & Labrador,
Office of the Superintendent of Securities Government of Prince Edward Island,
Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

We have read the statements made by Denison Mines Corp. in the attached copy of change of auditor notice dated October 1, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 1, 2020. Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 815 5003, F: +1 416 814 3220, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.